UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Flux Power Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2685 S. Melrose Drive

Address of Principal Executive Office (Street and Number)

Vista, California 92081

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (“Form 10-Q”) within the prescribed time period without unreasonable effort or expense as a result of a delay in the completion of its audited financial statements for fiscal year ended June 30, 2024 and related restatements of previously issued audited consolidated financial statements for prior fiscal years and the unaudited consolidated financial statements as of and for the quarters ended September 30, 2023, December 31, 2023, and March 31, 2024, as discussed below.

As previously disclosed in the Form 12b-25 for the Annual Report on Form 10-K for the fiscal year ended June 30, 2024 filed with the Securities and Exchange Commission on September 30, 2024, the registrant was unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the “Form 10-K”) within the prescribed time period because of errors it has discovered at that time in prior financial statements relating to the improper accounting for inventory which requires restatement. Specifically, the registrant at that time became aware that (i) approximately $1.2 million of excess and obsolete inventory, primarily as a result of a change in battery cells from a new supplier, was not properly reserved or written-off in earlier periods resulting in an overstatement of inventory, and (ii) certain loaner service packs were improperly accounted for as finished goods inventory as of June 30, 2023 resulting in an overstatement of inventory of approximately $0.5 million. However, as a part of this restatement and evaluation process, the registrant also discovered that (x) that the Company’s original estimate of $1.2 million of excess and obsolete inventory had risen to approximately $2.9 million, (y) obsolete inventory of approximately $1.1 million may have been misclassified as research and development expense, and (z) warranty costs had not been properly recorded during the 9 months ended March 31, 2024 resulting in additional warranty expense of $398,000 and a liability had not been properly recognized resulting in an understatement to cost of sales of $121,000, all of which negatively impacted the financial statements. As a result, the registrant concluded that these errors resulted in (A) an overstatement of inventory of approximately $4.4 million, an overstatement of current assets of approximately $4.4 million, and an overstatement of total assets of approximately $4.4 million and an understatement of accumulated deficit of approximately $3.8 million on its consolidated balance sheet, and (B) an understatement of cost of sales of approximately $4.9 million and net loss of approximately $3.8 million, and overstatement of gross profit of approximately $4.9 million all of which in the aggregate is being allocated to prior periods to its consolidated statement of operations in the consolidated financial statements for the fiscal years ended June, 30, 2024, June 30, 2023 and June 30, 2022, June 30, 2021, and June 30, 2020, and the unaudited consolidated financial statements as of and for the quarters ended September 30, 2023, December 31, 2023, and March 31, 2024 (collectively, the “Prior Financial Statements”). The registrant has commenced the restatement process, however, the registrant is currently unable to estimate the timing for the filing of the Form 10-K but hopes to file as soon as practicable.

Due to the delay in the completion of the restatement process and the filing of the Form 10-K for fiscal years ended June, 30, 2024, the registrant is unable to prepare, review and complete the financial statements for the Form 10-Q as the restated unaudited financial statements for the quarter ended September 30, 2023, was not yet available for comparison purposes. The registrant hopes to file the Form 10-Q as soon as practicable upon completion of the filing of the Form 10-K. As a result of the foregoing, the registrant is unable, without unreasonable effort or expense, to file the Form 10-Q for the period ended September 30, 2024 by the prescribed due date.

2

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Kevin Royal	877	505-3589
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

Form 10-K for the fiscal year ended June 30, 2024

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the registrant is still evaluating the impact that improper accounting for inventory, cost of sales, and R&D had on the Prior Financial Statements. Therefore, the registrant is currently unable to provide a reasonable estimate of any significant changes in its result of operations for the fiscal year ended June 30, 2024 as compared to the corresponding period in 2023 and the quarterly period ended September 30, 2024 as compared to the corresponding quarterly period in 2023.

3

Flux Power Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2024	By:	/s/ Kevin Royal
Kevin Royal
Chief Financial Officer

4